

July 22, 2014

<u>Via E-mail</u>
David B. Wyshner
Senior Executive Vice President and Chief Financial Officer
Avis Budget Group, Inc.
6 Sylvan Way
Parsippany, NJ 07054

      Re: Avis Budget Group, Inc.
              Form 10-K for the Fiscal Year Ended December 31, 2013
              Filed February 21, 2014
              File No. 1-10308

Dear Mr. Wyshner:

      We refer you to our comment letter dated June 25, 2014 regarding potential business contacts with Syria, Sudan and Cuba. We have completed our review of this subject matter. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                      Sincerely,

                                        /s/ Cecilia Blye

                                        Cecilia Blye, Chief
                                        Office of Global Security Risk

cc: Michael Tucker
          Executive Vice President and General Counsel

          Max Webb
          Assistant Director
          Division of Corporation Finance